KIWA BIO-TECH PRODUCTS GROUP CORPORATIOIN
310 North Indian Hill Blvd., #702
Claremont, CA  91711

September 3, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628
Attn:  Mr. H. Roger Schwall

Re:	Kiwa Bio-Tech Products Group Corporation
Preliminary Proxy Statement File July 29, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
File May 18, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed June 15, 2009
File No. 0-33167

Dear Mr. Schwall:

We hereby respectfully request that the Commission extend the due date for the Company’s response to the Commission’s comment letter dated August 21, 2009 regarding the above reference matters, until Wednesday, September 30, 2009.

Thank you for the Commission’s consideration of our request for extension.  Please feel free to contact me at 011 86 10 58257602 or our outside corporate counsel, Matthew Chang at (415) 955-8900 with any questions or to discuss this request for extension.

Very truly yours,

/s/ Wei Li
Chief Executive Officer